Sprott Physical Platinum and Palladium Trust 40-F

Exhibit 99.8

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone:	(416) 777-8500
333 Bay Street Suite 4600	Fax:	(416) 777-8818
Toronto, ON M5H 2S5	Internet:	www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Platinum and Palladium Trust

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sprott Physical Platinum and Palladium Trust (the Trust) as of December 31, 2021 and 2020, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2021 and December 31, 2020 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years ended December 31, 2021 and December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2022 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to Sprott Asset Management LP (the Manager) and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

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Evaluation of the existence of physical bullion

As discussed in Note 6 to the financial statements, the fair value of physical platinum and palladium bullion held by the Trust was $131,525 thousand as at December 31, 2021. The physical bullion was held by a third-party custodian (the custodian) as at December 31, 2021.

We identified the evaluation of the existence of physical bullion as a critical audit matter. Given the nature and volume of platinum and palladium holdings, subjective auditor judgment was required to evaluate the extent and nature of evidence obtained to assess the existence of platinum and palladium bullion held by the custodian.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Trust’s physical bullion process, including controls over (1) physical bullion trade approvals, (2) periodic reconciliation of physical bullion performed by the Manager between the Trust’s and the custodian’s records, and (3) annual physical bullion count. We obtained a confirmation directly from the custodian of physical bullion existence as at December 31, 2021 and compared the total ounces in the confirmation to those recorded by the Trust. We inspected the physical bullion reconciliation performed by the Manager as at December 31, 2021 and compared the total ounces to both the Trust’s and the custodian’s records. We attended and observed the annual physical count of the Trust’s physical platinum and palladium bullion performed at the custodian’s locations by the Manager. We obtained the physical bullion count result of the Manager and reconciled it to the Trust’s records. We performed a physical count for all the physical bullion and an examination of a selection of bullion for Good Delivery Bars as defined by the London Platinum and Palladium Market (“LPPM”). We also tested the Trust’s roll forward of physical bullion holdings from October 5, 2021 (Palladium) and November 22, 2021 (Platinum) (the dates of the Trust’s most recent physical inspections performed at the custodian’s locations by the Manager) through December 31, 2021 by (1) agreeing the Trust’s records of bullion holdings as of the last physical inspection dates to the custodian’s records, (2) agreeing bullion holdings transactions to order confirmations and trade tickets, and (3) comparing the Trust’s holdings to the confirmation obtained directly from the custodian of the Trust’s bullion holdings at December 31, 2021.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Trust’s auditor since 2016.

Toronto, Canada

March 18, 2022